UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

* TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from______to ____

Commission file number 001-36441

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INVESTORS BANK EMPLOYEE 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INVESTORS BANCORP, INC.
101 JFK PARKWAY
SHORT HILLS, NJ 07078

INVESTORS BANK
EMPLOYEE 401(k) PLAN

Report of Independent Registered Public Accounting Firm
Board of Directors
Investors Bancorp, Inc.:
We have audited the accompanying statements of net assets available for benefits of the Investors Bank Employee 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
New York, NY
June 26, 2015

INVESTORS BANK
EMPLOYEE 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value:
Mutual funds	$28,676,750	22,319,537
Money market funds	3,519,993	3,443,430
Investors Stock Fund	7,235,234	—
Total investments at fair value	39,431,977	25,762,967
Receivables:
Employer contributions	5,897	14,964
Employee contributions	15,917	43,144
Notes receivable from participants	1,360,744	1,040,279
Total receivables	1,382,558	1,098,387
Net assets available for benefits	$40,814,535	26,861,354

See accompanying notes to financial statements.

INVESTORS BANK
EMPLOYEE 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributable to:
Contributions:
Employee	$5,054,857	3,673,532
Participant rollovers	6,601,684	1,524,794
Employer	1,757,497	1,284,816
Total contributions	13,414,038	6,483,142
Investment income:
Interest and Dividends	1,899,380	1,031,983
Net appreciation in fair value of investments	427,031	2,658,321
Net investment income	2,326,411	3,690,304
Interest income on notes receivable from participants	54,089	37,675
Total additions	15,794,538	10,211,121
Deductions from net assets attributable to:
Distributions to participants	1,768,740	1,187,770
Administrative expenses	72,617	49,603
Total deductions	1,841,357	1,237,373
Net increase in net assets available for benefits	13,953,181	8,973,748
Net assets available for benefits, at beginning of year	26,861,354	17,887,606
Net assets available for benefits, at end of year	$40,814,535	26,861,354

See accompanying notes to financial statements.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements of the Investors Bank Employee 401(k) Plan (the Plan), have been prepared on an accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

(b)	Use of Estimates
The Plan administrator has made estimates and assumptions relating to the preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The preparation of the financial statements in accordance with U.S. GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amount reported in the statement of net assets available for benefits.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant fund elections. Additionally, the investments within each participant-directed fund elections are further diversified into various financial instruments, with the exception of the Investors Stock Fund, that is invested in the securities of a single issuer.

(d)	Valuation of Investments and Income Recognition
Investment funds are stated at fair value as determined by quoted market prices. Purchases and sales of investments are recorded on a trade date basis, and interest income is recorded when earned on the accrual basis. Dividend income is recorded on the ex dividend date.

(e)	Notes Receivable from Participants
Notes receivable from participants are carried at amortized cost (i.e., unpaid principal balance plus any accrued but unpaid interest). Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(f)	Benefit Payments
Benefits are recorded when paid.

(g)	Recently Issued Accounting Pronouncement
On May 1, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The ASU is effective for public business entities for fiscal years beginning after December 15, 2015. Early adoption is permitted for all entities. The Plan is currently evaluating the impact of adopting this new accounting standard update on the Plan’s financial statements; however, it will not impact the statement of net assets available for benefits or changes in net assets.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

(2)	Plan Description

(a)	General
The Plan is a voluntary, participant‑directed defined‑contribution plan sponsored by Investors Bank (the Bank). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Eligible employees who participate in the Plan should refer to the Plan Document for a more complete description of the Plan’s provisions.
Fidelity Management Trust Company (the Trustee or Custodian) is the Plan's trustee. The Plan offers participants choices between a diverse group of investment funds from Fidelity Investments as well as other investments. Fidelity Workplace Services is the recordkeeper of the Plan. The investment selections are made by the participants.
On May 7, 2014, Investors Bancorp, Inc., the parent company of the Bank, completed its mutual to stock conversion. In connection with the stock offering, the Trustee allowed existing participants a one-time option to invest up to 50% of their existing account balance in Investors Bancorp common stock. As a result, the Trustee of the 401(k) Plan purchased 686,542 shares of Investors Bancorp common stock (ISBC) based on designated percentages provided by employees. The purchased shares of Investors Bancorp common stock are reflected in the Investors Stock Fund, with each share initially valued at $10.00. The Investors Stock Fund held 644,474 shares of Investors Bancorp common stock valued at a quoted market value of $7,234,222 at December 31, 2014. At December 31, 2014, the Investors Stock Fund also held a cash equivalent of $1,012.

(b)	Funds and Accounts Managed by Fidelity Management Trust Company
Under the terms of a trust agreement between the Custodian and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian holds the Plan’s investment assets and executed transactions therein. The investments in the funds are reported by the Plan at fair value.

(c)	Eligibility
An employee of the Bank is eligible to participate in the Plan if the employee has reached the age of 21. Each participant's share of the Plan assets is recorded in an account established for that participant. Each participant's account is credited with the participant and employer's contributions, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions are invested based on participant direction. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Participants may elect to divide their contributions or initiate a transfer among the investment fund options , subject to certain restrictions. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(d)	Employee Contributions
Participants may elect to make tax deferred contributions, subject to an annual limit of the lesser of 60% of eligible compensation or the maximum amount allowed by the Internal Revenue Code (IRC) ($17,500 in 2014 and 2013).
A participant may make “catch‑up” contributions, up to the maximum amount allowed by the IRC, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch‑up contribution for the years ended December 31, 2014 and 2013 is $5,500.
Employee contributions are funded through biweekly or monthly payroll deductions, and employer matching is determined and funded biweekly or monthly.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

(e)	Employer Contributions
The Bank contributes 50% of the first 6% of a participant’s eligible contributions. The board of directors, at their sole discretion, sets the Bank’s matching contribution rate. Employer contributions amounted to $1,757,497 and $1,284,816 in 2014 and 2013, respectively.

(f)	Rollovers and Transfers
The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfer of participant accounts for employees in businesses that were acquired by the Bank. Such transfers or rollovers to the Plan may only be made with the approval of the Plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers into the Plan amounted to $6,601,684 and $1,524,794 for the years ended December 31, 2014 and 2013, respectively.

(g)	Vesting
Participants are fully vested in their contributions and earnings or losses thereon. Employer contributions and earnings or losses thereon are 100% vested at the end of the third year of service. Additionally, a participant shall become 100% vested if he or she terminates employment on or after he or she attains age 65, or as a result of his or her death or disability.

(h)	Notes Receivable from Participants
Upon application by a participant, the plan administrator may direct that a loan be made from the participant’s account. The maximum permissible loan available is limited to the lesser of (i) $50,000 with certain restrictions or (ii) 50% of his or her vested account. Any loan made must generally be repaid within a period not to exceed the earlier of termination of employment or 10 years. Loans bear a reasonable rate of interest and remain in effect for the duration of the loan. At December 31, 2014, the interest rates on outstanding participant loans ranged from 4.25% to 7.25%.
Principal and interest are paid ratably through biweekly or monthly payroll deductions.

(i)	Payment of Benefits
Distributions of vested benefits normally are made upon a participant’s retirement, death, or permanent disability. Upon retirement or termination of employment, participants may receive vested amounts in a cash lump sum. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(j)	Excess Contributions
Excess contributions above plan limits are refunded to participants. For the years ended December 31, 2014 and 2013, there were no excess contributions refunded to participants.

(k)	Forfeitures
Participants who terminate employment prior to becoming 100% vested forfeit any non-vested employer contributions. Forfeitures are retained in the Plan and may first be used to pay administrative expenses. Any remaining amounts may be used to reduce future employer contributions payable under the Plan. Forfeitures for the years ended December 31, 2014 and 2013 were $91,218 and $38,839, respectively, of which $45,340 and $31,102 were used to reduce administrative expenses.

(3)	Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan were borne by the Bank. Fidelity and other investment managers are paid from the mutual funds that the Plan invests in. These fees are reflected in net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

(4)	Plan Termination
The Plan has no termination date, and it is the Bank’s intention to continue the Plan indefinitely. Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions. Upon termination of the Plan, the amounts credited to participant accounts would become fully vested.

(5)	Federal Income Taxes
The Plan was designed under the Fidelity Basic Plan Document No. 14 Prototype Plan. The Prototype Plan received a favorable tax opinion letter dated March 31, 2008. The Plan has been designed to be a qualified plan as described in Section 401(a) of the IRC and, accordingly, exempt from payment of federal income taxes under provisions of Section 501(a) of the IRC. The Plan has been amended since the opinion letter was received. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Investments
At December 31, 2014 and 2013, the fair value of individual investments that represented 5% or more of the net assets available for benefits is as follows:

	2014	2013

Investors Stock Fund	$7,235,234	—	(1)
Fidelity Retirement Money Market	3,519,992	3,443,430
Fidelity Contrafund	2,955,804	2,779,009
Fidelity Freedom 2020	2,275,402	1,712,067
Spartan U.S. Equity Index Fund	2,306,114	1,229,001	(2)
Fidelity Capital & Income Fund	1,677,187	1,399,292	(3)
(1) On May 7, 2014, the trustee of the Plan purchased 686,542 shares of Investors Bancorp, Inc. stock based on designated percentages provided by employees.
(2) The fair value of Spartan U.S. Equity Index Fund represented 5% or more of net assets for 2014 only.
(3) The fair value of Fidelity Capital and Income Fund represented 5% or more of net assets for 2013 only.

For the years ended December 31, 2014 and 2013, the Plan’s net appreciation (depreciation) of investments is as follows:

	2014	2013

Mutual funds	$(390,167)	2,658,321
Investors Stock Fund	817,198	—
Total net appreciation in fair value of investments	$427,031	2,658,321

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

(7)	Fair Value Measurements
Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market.

•
Level 3 - Valuation is generated from model based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques. The results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 from December 31, 2013, and there were no transfers between any levels for the year ended December 31, 2014.
Money market funds: Valued at the closing price reported in the active market on which the individual securities are traded.
Mutual funds: Valued at the net asset value (NAV) of shares held at year‑end. The NAV is based on the closing price reported in the active market on which the individual securities are traded.
Investors Stock Fund: Shares of Investors Bancorp, Inc. common stock are traded on the NASDAQ securities exchange and are valued at the last reported sales price on the last trading day of the Plan year.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

The following tables set forth the Plan’s investments measured at fair value on a recurring basis by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2014
	Total	Level 1	Level 2	Level 3

Money market funds	$3,519,993	3,519,993	—	—

Mutual funds:
Balanced	11,603,237	11,603,237	—	—
Large cap equity	7,279,704	7,279,704	—	—
Small/mid cap equity	4,813,180	4,813,180	—	—
Fixed income	3,180,511	3,180,511	—	—
International equity	1,800,118	1,800,118	—	—
Total mutual funds	28,676,750	28,676,750	—	—
Investors Stock Fund	7,235,234	7,235,234	—	—
Total investments	$39,431,977	39,431,977	—	—

	December 31, 2013
	Total	Level 1	Level 2	Level 3

Money market funds	$3,443,430	3,443,430	—	—

Mutual funds:
Balanced	9,015,496	9,015,496	—	—
Large cap equity	5,365,777	5,365,777	—	—
Small/mid cap equity	3,788,095	3,788,095	—	—
Fixed income	2,659,872	2,659,872	—	—
International equity	1,490,297	1,490,297	—	—
Total mutual funds	22,319,537	22,319,537	—	—
Investors Stock Fund	—	—	—	—
Total investments	$25,762,967	25,762,967	—	—

(8)	Plan Changes
On December 6, 2013, the Bank acquired Roma Financial Corporation (“Roma”). In connection with the acquisition, Roma Bank 401(k) Savings Plan was terminated and employees who participated in the 401(k) were given the option to roll over to Investors Bank’s Employee 401(k) Plan starting January 2014.
On January 10, 2014, the Bank acquired Gateway Community Financial Corp. (“GCF”). In connection with the acquisition, Gateway Community Financial Corp.401(k) was terminated and employees who participated in GCF’s 401(k) were given the option to roll over to Investors Bank’s Employee 401(k).

(9)	Parties‑In‑Interest Transactions
Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

Investors Bank Employee 401(k) Plan
Notes to Financial Statements
December 31, 2014 and 2013

Certain Plan investments are shares of common stock issued by Investors Bancorp, Inc. The Bank is the Plan sponsor, as defined by the Plan, therefore transactions involving purchases and sales of the common stock represent party-in-interest transactions.
Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. As Fidelity, or its affiliates, are the trustee and recordkeeper of the Plan, transactions involving purchases and sales of Fidelity managed mutual funds represent party-in-interest transactions.
Notes receivable from participants held by the Plan also reflect party‑in‑interest transactions.

(10)	Subsequent Events
Subsequent to December 31, 2014 and through June 26, 2015, the date through which the Plan evaluated subsequent events and on which the financial statements were available for issuance, the Plan administrator has concluded that there are no additional subsequent events requiring disclosure.

			Supplemental Schedule
Investors Bank
Employee 401(K) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2014

	Identity of issuer	Description of investment	Number of shares	Fair Value
*	Fidelity Management & Research Company	Fidelity Contrafund	30,171	$2,955,804
*	Fidelity Management & Research Company	Fidelity Capital & Income Fund	173,263	1,677,187
*	Fidelity Management & Research Company	Fidelity Value Fund	12,570	1,423,629
*	Fidelity Management & Research Company	Fidelity Balanced Fund	55,147	1,255,704
*	Fidelity Management & Research Company	Fidelity International Discovery Fund	28,508	1,083,022
*	Fidelity Management & Research Company	Fidelity Export & Multinational Fund	32,200	685,866
*	Fidelity Management & Research Company	Fidelity Small Cap Stock Fund	29,005	545,002
*	Fidelity Management & Research Company	Fidelity Freedom Income Fund	21,234	245,894
*	Fidelity Management & Research Company	Fidelity Freedom 2000	—	—
*	Fidelity Management & Research Company	Fidelity Freedom 2010	10,218	157,256
*	Fidelity Management & Research Company	Fidelity Freedom 2020	148,138	2,275,402
*	Fidelity Management & Research Company	Fidelity Freedom 2030	92,891	1,498,324
*	Fidelity Management & Research Company	Spartan International Index Fund	19,266	717,096
*	Fidelity Management & Research Company	Fidelity Retirement Money Market	3,519,992	3,519,992
*	Fidelity Management & Research Company	Fidelity Ret Government Money Market	1	1
*	Fidelity Management & Research Company	Spartan U.S. Equity Index Fund	31,656	2,306,114
*	Fidelity Management & Research Company	Spartan U.S. Bond Index	128,161	1,503,324
*	Fidelity Management & Research Company	Fidelity Large Cap Value Fund	51,356	880,236
*	Fidelity Management & Research Company	Fidelity Freedom 2040	89,146	832,621
*	Fidelity Management & Research Company	Fidelity Freedom 2005	1,348	16,163
*	Fidelity Management & Research Company	Fidelity Freedom 2015	64,324	811,120
*	Fidelity Management & Research Company	Fidelity Freedom 2025	106,494	1,399,328
*	Fidelity Management & Research Company	Fidelity Freedom 2035	109,241	1,448,542
*	Fidelity Management & Research Company	Fidelity Freedom 2045	76,199	800,851
*	Fidelity Management & Research Company	Fidelity Freedom 2050	62,979	665,691
*	Fidelity Management & Research Company	Fidelity Freedom 2055	16,796	196,341
	Rainier Funds	Rainier Small/Mid Cap Equity Fund	12,158	516,346
	Morgan Stanley Investment Management Inc.	MSIF Mid Cap Growth Fund	9,646	360,165
	T. Rowe Price Associates, Inc.	T. Rowe Price Equity Income Fund	13,796	451,684
	Baron Investment Funds Trust	Baron Small Cap Fund	23,770	791,793
	Goldman Sachs & Company	Goldman Sachs Mid Cap Value Fund	10,679	440,512
	RS Funds	RS Partners Fund	23,672	735,733
*	Investors Bancorp, Inc.	Common Stock, $0.01 par value	644,474	7,235,234
Total Investments held				39,431,977
*	Notes receivable from participants	252 fixed rate loans ranging from 4.25% to 7.25% maturing through 2024		1,360,744
	Total Assets			40,792,721
*	A party in interest as defined by ERISA
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

INVESTORS BANK EMPLOYEE 401(K) PLAN

By:	/s/ Kevin Cummings
Kevin Cummings
Chief Executive Officer and President
(Principal Executive Officer)

By:	/s/ Sean Burke
Sean Burke
Chief Financial Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)
Date: June 26, 2015